PubMatic, Inc.
3 Lagoon Drive, Suite 180
Redwood City, California 94065
December 4, 2020
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Jan Woo, Legal Branch Chief Matthew Crispino, Staff Attorney Christine Dietz, Senior Staff Accountant Frank Knapp, Staff Accountant

Re:
PubMatic, Inc. Registration Statement on Form S-1 (File No. 333-250077) originally filed November 13, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-39748) filed November 30, 2020

Requested Date: December 8, 2020
Requested Time: 4:00 PM Eastern Time
Ladies and Gentlemen:
PubMatic, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.
The Registrant hereby authorizes James D. Evans or Nicholas H.R. Dumont, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.
The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Evans at (206) 389-4559 or, in his absence, Mr. Dumont at (212) 430-2679.
* * *

Sincerely,

PUBMATIC, INC.

By:	/s/ Thomas Chow
Thomas Chow
General Counsel and Secretary

cc:	Rajeev K. Goel, Chief Executive Officer Steven Pantelick, Chief Financial Officer PubMatic, Inc.

James D. Evans, Esq. Nicholas H.R. Dumont, Esq. Fenwick & West LLP
[Signature Page to Company Acceleration Request Letter]